DÉCOR PRODUCTS INTERNATIONAL, INC.
No. 6 Economic Zone, Wushaliwu, Chang’an Town
Dongguan, Guangdong Province, China

To: Securities and Exchange Commission
VIA EDGAR

November 17, 2009

Re:         Décor Products International Inc.
Item 4.01 Form 8-K
               Filed November 5, 2009
               File No. 000-53272

Dear Larry Spirgel:

We have filed on EDGAR Amendment No. 1 to our Form 8-K filed on November 5, 2009. Below are the responses to your comments. We hope our answers will assist in your review. Please do not hesitate to contact us with any questions.

Form 8-K
Item 4.01

1.
We note you state there were no disagreements with the former accountants which if not resolved to their satisfaction “would have caused it to make reference to the subject matter of the disagreement in connection with its report on these financial statements for those periods.” Your disclosure is not consistent with the requirements of Item 304(a)(1)(iv) of Regulation S-K. Please revise your representation to state, if true, during the years ended December 31, 2008 and 2007 and through the dismissal date, there were no disagreements with your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of your former accountant, would have caused them to make reference to the subject matter of the disagreement in connection with its report.

Response: We have revised our filing to meet the requirements of Item 304(a)(1)(iv) of Regulation S-K for the two most recent fiscal years and subsequent interim period through the dismissal date.  Specifically:

The Registrant and Traci J. Anderson, CPA have not, during the years ended December 31, 2008 and 2007, and subsequent interim period through October 29, 2009, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Traci J. Anderson, CPA's satisfaction, would have caused Traci J. Anderson, CPA to make reference to the subject matter of the disagreement in connection with its reports.

2.
Revise to provide the information required by Item 304(a)(1)(v) of Regulation S-K, regarding any reportable event (i.e. internal control weakness, etc.) that the former accountant advised the company of during the two most recent fiscal years and subsequent interim period through the date of dismissal..

Response: We have revised our filing to provide the information to meet the requirements of Item 304(a)(1)(v) of Regulation S-K. Specifically:

During the years ended December 31, 2008 and 2007, and subsequent interim period through October 29, 2009, Traci J. Anderson, CPA had not advised the Registrant of any of the enumerated items described in Item 304(a)(1)(v) of Regulation S-K or the item described in Item 304(a)(1)(vi) of Regulation S-K.

3.
To the extent that you make changes to the Form 8-K to comply with out comments, please obtain the file and updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K

Response: We have requested that Traci J. Anderson, CPA furnishes a letter addressed to the Securities Exchange Commission stating whether or not Traci J. Anderson, CPA agrees with the statements in this 8-K/A.  A copy of such letter is filed as exhibit 16 in this 8-K/A.

We, the company, acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Liu Rui Sheng
Liu Rui Sheng
Chief Executive Officer